Exhibit A

INCREDIMAIL ANNOUNCES APPOINTMENT OF NEW CEO

TEL AVIV, ISRAEL (February 5, 2008) – IncrediMail Ltd. (NASDAQ: MAIL, http://www.incredimail-corp.com), an Internet content and media company, today announced that Yaron Adler, its co-founder, Chief Executive Officer and Director, has been appointed as the Company’s President. Mr. Ofer Adler, the Company’s co-founder and director and currently the Company’s Chief Product Officer, will replace Yaron Adler as Chief Executive Officer.

Yaron’s terms of engagement as the Company’s President are subject to approval by the Company’s shareholders. The Company will announce separately the date of a meeting of the Company’s shareholders at which such terms will be submitted to approval.

Tami Gottlieb, Chairperson of the Company’s board of directors, commented: “We are grateful to Yaron for his vision, leadership, enthusiasm and determination, bringing together with Ofer the Company so far. We accept Yaron’s wish to allocate more time to other endeavors, resulting in a lesser involvement in the Company’s operations, and are thankful for his continued availability and advice, which we believe will contribute to the Company’s future growth and success. We are confident that Ofer, a co-founder of the Company, having been involved in all of its operations since inception, is the right person to take the Company to its next phase.”

About IncrediMail Ltd.
IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Yacov Kaufman
Chief Financial Officer
yacov@incredimail.com

The Investor Relations Group
Conrad Mir
212-825-3210
conrad@investorrelationsgroup.com